# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### February 26, 2018

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES EXCHANGE ACT OF 1934

### Constellation Brands, Inc.
### File No. 001-08495 - CF#35919
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Constellation Brands, Inc. submitted an application under Rule 24b-2 requesting an extension of prior grants of confidential treatment for information it excluded from the Exhibits to a Form 8-K/A filed on February 25, 2013 and a Form 8-K filed on April 19, 2013.

Based on representations by Constellation Brands, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

| Exhibit | to Form | Filed on | Confidential Treatment Granted |
|---------|---------|----------|-------------------------------|
| 2.1 | 8-K/A | February 25, 2013 | through January 1, 2024 |
| 2.1 | 8-K | April 19, 2013 | through January 1, 2024 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:


Brent J. Fields
Secretary